Exhibit 99.19
EXPLANATORY NOTE
This amended Management’s Discussion and Analysis (“MD&A”), for the three months ended February 28, 2010 and February 28, 2009 reflects the Company’s adoption of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company originally filed a MD&A for the three months ended February 28, 2010 and February 28, 2009 on March 23, 2010. That MD&A was based on financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). In the fourth quarter of 2010, the Company filed a request to adopt IFRS two years in advance of the date required by the Accounting Standards Board. The request was approved by the regulatory authorities. The Company is filing amended interim consolidated financial statements and this amended MD&A to comply with this approval.
This amended MD&A continues to describe conditions, trends results and outlook as of March 23, 2010, which was the date of the original MD&A. Except for the changes related to the Company’s adoption of IFRS, this amended MD&A does not reflect events occurring after March 23, 2010 and the Company has not modified or updated the discussion and analysis from its original filing.
     This amended MD&A and the amended interim consolidated financial statements for the periods ended February 28, 2010 and 2009 supersede the Company’s original filings and should be read in conjunction with the consolidated financial statements as at November 30, 2010 and 2009 prepared in accordance with IFRS.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three-month period ended February 28, 2010
The following amended MD&A provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc. (“Theratechnologies” or the “Company”), for the three-month period ended February 28, 2010, as compared to the three-month period ended February 28, 2009. This view contains information that the Company believes may affect its prospective financial condition, cash flows and results of operations. The amended unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This amended MD&A should be read in conjunction with the amended unaudited interim consolidated financial statements of the Company and the notes thereto as at February 28, 2010, as well as the MD&A and audited consolidated financial statements including the related notes thereto as at November 30, 2010. Unless specified otherwise, all amounts are in Canadian dollars.
Financial Overview
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
The U.S. Food and Drug Administration (“FDA”) has set a date of May 27, 2010 for the Endocrinologic and Metabolic Drugs Advisory Committee meeting. The purpose of the meeting is to review Theratechnologies’ New Drug Application (“NDA”) for tesamorelin, which was submitted on May 29, 2009. The Advisory Committee meeting was originally scheduled for February 24, 2010 but was postponed due to administrative delays at the FDA. As a result of this postponement, the FDA
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

has indicated that the action goal date, which is the target date for the FDA to complete its review of the tesamorelin NDA, will be July 27, 2010.
The role of the Advisory Committee is to provide the FDA with advice from independent experts and other interested parties on the use of tesamorelin. Even though advisory committees address questions posed to them through public meetings, the final decision on the approval of a product remains solely with the FDA.
An article entitled, “Effects of Tesamorelin, a Growth Hormone-Releasing Factor, in HIV-Infected Patients With Abdominal Fat Accumulation: A Randomized Placebo-Controlled Trial With a Safety Extension”, has been published in the March 1st issue of The Journal of Acquired Immune Deficiency Syndromes (JAIDS). The article outlines, in detail, the 52-week data of the second Phase 3 trial, in evaluating tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Top-line results of the study were first disclosed in December 2008.
On February 25, 2010, the Australian Patent Office granted Theratechnologies patent number 2003229222 entitled “GRF Analogue Compositions and their Use” covering the pharmaceutical formulation and the method of treating HIV-associated lipodystrophy with tesamorelin. Obtaining this patent provides protection for tesamorelin in Australia until May 2013. On December 29, 2009, the Brazil Patent and Trademark Office issued a patent to Theratechnologies for tesamorelin granting protection in that territory until December 2019.
Revenue
Consolidated revenue for the three-month period ended February 28, 2010, amounted to $1,717,000 compared to $1,432,000 for 2009. The increased revenues in 2010 are related to a longer amortization period (3 months in 2010 versus 2.5 months in 2009) for the initial payment of the collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”).
The initial payment of $27,097,000 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that the Company may receive. For the three-month period ended February 28, 2010, an amount of $1,711,000 ($1,426,000 for the same period in 2009) related to this transaction was recognized as revenue. At February 28, 2010, the deferred revenues related to this transaction recorded on the balance sheet amounted to $18,826,000.
R&D Activities
Research and development (“R&D”) expenditures net of tax credits totalled $4,123,000 for the first quarter of 2010, compared to $5,720,000 in 2009. The R&D expenses incurred in the first quarter of 2010 are mainly related to the primary objective of the Company, which encompasses the regulatory activities connected with the preparation for the FDA Advisory Committee meeting. This explains the planned reduction in R&D expenses. The research and development expenses incurred in the first quarter of 2009 are essentially related to closing activities for the confirmatory Phase 3 study.
Selling and Market Development Expenses
Selling and market development costs amounted to $620,000 for the first quarter of 2010, compared to $4,750,000 in 2009. The selling and market development expenses in 2010 are principally composed of business development and market research expenses outside the United States and the costs of managing the agreement with EMD Serono. In 2009, the Company incurred expenses totalling $4,269,000 in connection with professional fees related to the transaction with EMD Serono.
General and Administrative Expenses
For the first quarter of 2010, general and administrative expenses amounted to $1,745,000, compared to $1,937,000 in 2009. The 2010 expenses were comparable to those of 2009, with the exception of costs associated with revising the Company’s business plan in 2009.

Net Financial Income
Finance income in the first quarter of 2010 amounted to $578,000 compared to $577,000 in 2009. Finance costs in the first quarter of 2010 were $48,000 compared to $429,000 in 2009. Finance costs in 2009 include an exchange loss of $416,000 incurred upon the conversion of the initial payment from EMD Serono to Canadian dollars.
Net Results
Reflecting the changes in revenues and expenses described above, the Company recorded a first quarter 2010 net loss of $4,241,000 ($0.07 per share), compared to a net loss of $10,827,000 ($0.18 per share) in 2009.
Quarterly Financial Information
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.
(in thousands of Canadian dollars, except per share amounts)

	2010				2009			2008 (1)
	Q1	Q4	Q3	Q2	Q1
	amended	amended	amended	amended	amended	Q4	Q3	Q2

Revenues	$1,717	$1,718	$12,601	$1,717	$1,432	$616	$710	$716
Net (loss) earnings	$(4,241)	$(4,654)	$5,779	$(5,454)	$(10,827)	$(15,145)	$(11,220)	$(11,382)
Basic and diluted (loss) earnings per share	$(0.07)	$(0.08)	$0.10	$(0.09)	$(0.18)	$(0.26)	$(0.19)	$(0.20)

(1)	Theratechnologies adopted IFRS in fiscal 2010 with a transition date of December 1, 2008. Consequently, the selected financial information for the year ended November 30, 2008, as presented in our 2009 Audited Consolidated Financial Statements, which were presented in conformity with Canadian GAAP, was not restated in accordance with IFRS and accordingly, is not comparable with the information for fiscal 2010 and 2009.
As described above, the increased revenues in 2010 and 2009 are related to the amortization of the initial payment received at the closing of the agreement with EMD Serono, as well as the milestone payment of $10,884,000 recorded in August 2009. The increase in the fourth quarter net loss in 2008 is due to impairment charges for intellectual property.
Financial Position
At February 28, 2010, cash and bonds amounted to $55,289,000, and tax credits and grants receivable amounted to $1,501,000 for a total of $56,790,000.
For the three-month period ended February 28, 2010, the cash used for operating activities, excluding changes in operating assets and liabilities, was $3,861,000, compared to $10,412,000 in 2009.

Subsequent events
Except for changes related to the Company’s adoption of IFRS, this amended MD&A does not reflect events occurring after March 23, 2010, the date of the filing of the MD&A prepared in accordance with Canadian GAAP. The annual MD&A of the Company prepared in accordance with IFRS has been filed concurrently with this amended MD&A. This amended MD&A should be read in connection with the November 30, 2010 annual financial statements and the related MD&A for additional disclosures with respect to subsequent events.
Transition to IFRS
The Company has applied IFRS 1 and the accounting policies set out in note 3 in preparing the financial statements for the period ended February 28, 2010, the comparative information for the period ended February 28, 2009, for the year ended November 30, 2009, and for the opening IFRS statement of financial position as at December 1, 2008 (the Company’s date of transition).
In preparing these interim consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.
The Company elected to apply the following optional exemptions from full retrospective application:
(i)	Share-based payment transaction exemption:

The Company has elected to apply the share-based payment exemption. It applied IFRS 2 from December 1, 2008 to those stock options that were issued after November 7, 2002 but that had not vested by December 1, 2008. The application of the exemption is detailed below.

(ii)	Designation of financial assets and financial liabilities exemption:

The Company elected to re-designate cash from the held for trading category to loans and receivables.
As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.
In preparing its opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.
An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in note 8 of the amended unaudited interim consolidated financial statements for the periods ended February 28, 2010 and 2009.
Outstanding Share Data
On March 22, 2010, the number of shares issued and outstanding was 60,450,890, while outstanding options granted under the stock option plan were 2,883,636.
Contractual Obligations
There were no material changes in contractual obligations during the quarter, other than in the ordinary course of business.

Economic and Industry Factors
Economic and industry factors were substantially unchanged from those reported in the Company’s 2009 Annual Report.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com.
Forward-looking Information
This press release and the Management’s Discussion and Analysis for the first quarter incorporated therein contain certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the pursuit of the Company’s business plan with the funds that it has available, the search for partners in new markets and the completion of a transition plan for IFRS. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or variations of them denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the Company’s funding needs may change, and that the Company is unable to conclude agreements with partners in new markets for tesamorelin.
Although the forward-looking information contained herein is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption, among others, that the operating activities of the Company will conform to its business plan, and the Company will reach agreements with partners in new markets for tesamorelin.
Consequently, all of the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operation. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of release of this press release.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on these risks and descriptions of these risks are disclosed in the “Risk and Uncertainties” section of the Company’s Annual Information Form, dated February 23, 2010, for the year ended November 30, 2009.

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